UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)[1]

hi/fn, inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

428358105
(CUSIP Number)

Mary L. Dotz
Adaptec, Inc.
691 South Milpitas Boulevard
Milpitas, California 95035
(408) 945-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSONS ADAPTEC, INC.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,472[1]	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 421,472[1]	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,472		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%		
14	TYPE OF REPORTING PERSON CO		

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[1]   Refer to Item 5 for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on December 15, 2008 (as amended, the "Schedule 13D"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D.

Item 1.   Security and Issuer.

Item 1 of the Statement is hereby amended and restated as follows:

This statement relates to shares of the Common Stock, par value $0.001 per share (the "Shares"), of hi/fn, inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 750 University Avenue, Los Gatos, California 95032.

Item 2.   Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a)   This statement is filed by Adaptec, Inc., a Delaware corporation (the "Reporting Person"). Set forth on Schedule A annexed hereto is the name, principal business and address of each of the directors and executive officers of the Reporting Person, as of the date hereof.

(b)   The principal business address of Adaptec, Inc. is 691 South Milpitas Boulevard, Milpitas, California 95035.

(c)   The principal business of Adaptec, Inc. is providing storage solutions that reliably move, manage, store and protect critical data and digital content.

(d)   Neither the Reporting Persons, nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Neither the Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the individuals listed on Schedule A annexed hereto is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

The aggregate purchase price of the 421,472 Shares owned by Adaptec, Inc. is approximately $843,000, excluding brokerage commissions. The Shares owned by Adaptec, Inc. were acquired with working capital.

Item 4.   Purpose of Transaction.

        Item 4 of the Statement is hereby amended and supplemented to add the following:

        Due to the planned merger between the Issuer and Exar Corporation, which was entered into on February 23, 2009, the Reporting Person began selling a portion of the Shares. The Reporting Person may continue to sell the remaining portion of the Shares on the open market or in private transactions at any time based on overall market conditions.

Item 5.   Interest in Securities of the Issuer.

        Item 5 of the Statement is hereby amended and restated as follows:

        (a)   The aggregate percentage of Shares reported owned by the Reporting Person based upon 14,742,837 Shares outstanding, which is the total number of Shares outstanding as of February 2, 2009 as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 6, 2009.

        As of the close of business on March 4, 2009, the Reporting Person beneficially owned 421,472 Shares, constituting approximately 2.9% of the Shares outstanding.

        (b)   The Reporting Person may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

        (c)   Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Person. All of such transactions were effected in the open market.

        (d)   No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

        (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 of the Statement is hereby amended and restated as follows:

        Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

        Item 7 of the Statement is hereby amended and restated as follows:

        None

4

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009   ADAPTEC, INC.

By: /s/ MARY L. DOTZ
         Name: Mary L. Dotz
         Title: Chief Financial Officer

**Directors and Executive Officers of
Adaptec, Inc.**

Name and Position with Adaptec, Inc.	Present Principal Occupation	Business Address
Jon S. Castor, Director	Private Investor	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
Jack L. Howard, Chairman of the Board	President of Steel Partners LLC, a global investment management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, New York 10022
Joseph S. Kennedy, Director	Private Investor	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
Robert J. Loarie, Director	Private Investor	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
John Mutch, Director	Managing Partner of MV Advisors, LLC, a strategic block investment firm	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
John J. Quicke, Director	Managing Director and Operating Partner of Steel Partners LLC, a global investment management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, New York 10022
Lawrence J. Ruisi, Director	Private Investor/Consultant	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
Subramanian "Sundi" Sundaresh, President, Chief Executive Officer and Director	President and Chief Executive Officer of Adaptec, Inc.	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
Douglas E. Van Houweling, Director	President and Chief Executive Officer of the University Corporation for Advanced Internet Development	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
Mary L. Dotz, Chief Financial Officer	Chief Financial Officer of Adaptec, Inc.	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035

Name and Position with Adaptec, Inc.	Present Principal Occupation	Business Address
Anil Gupta, Vice President and General Manager of the Storage Technology Products	Vice President and General Manager of the Storage Technology Products of Adaptec, Inc.	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
Marcus D. Lowe, Senior Vice President of Corporate Development	Senior Vice President of Corporate Development of Adaptec, Inc.	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
John Noellert, Vice President of Worldwide Sales	Vice President of Worldwide Sales of Adaptec, Inc.	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035
John M. Westfield, Vice President and Controller	Vice President and Controller of Adaptec, Inc.	c/o Adaptec, Inc. 691 South Milpitas Boulevard Milpitas, California 95035

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale
Common Stock	100	$2.013	12/4/08
Common Stock	1,300	$2.020	12/4/08
Common Stock	1,121	$2.025	12/4/08
Common Stock	300	$2.040	12/4/08
Common Stock	100	$1.965	12/4/08
Common Stock	100	$1.970	12/4/08
Common Stock	1,000	$2.000	12/4/08
Common Stock	3,199	$2.010	12/4/08
Common Stock	100	$2.005	12/4/08
Common Stock	300	$1.990	12/4/08
Common Stock	100	$1.995	12/4/08
Common Stock	2,080	$2.030	12/4/08
Common Stock	800	$2.045	12/4/08
Common Stock	8,100	$2.050	12/4/08
Common Stock	968,900	$1.986	12/4/08
Common Stock	100	$2.005	12/5/08
Common Stock	700	$2.000	12/5/08
Common Stock	400	$2.025	12/5/08
Common Stock	10,200	$2.010	12/5/08
Common Stock	1,200	$2.033	12/5/08
Common Stock	2,500	$2.035	12/5/08
Common Stock	900	$2.020	12/5/08
Common Stock	2,400	$2.045	12/5/08
Common Stock	12,200	$2.030	12/5/08
Common Stock	19,379	$2.050	12/5/08
Common Stock	21	$2.040	12/5/08
Common Stock	100,825	$2.036	12/5/08
Common Stock	1,000	$2.100	12/11/08
Common Stock	500	$2.100	12/12/08

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale
Common Stock	36,109	$2.0608	12/22/08
Common Stock	65,438	$2.0882	12/23/08
Common Stock	(80,000)	$3.9000	3/2/09
Common Stock	(330,000)	$3.8583	3/3/09
Common Stock	(410,000)	$3.8583	3/4/09